

Suite 1120, 833 4th Ave SW
Calgary, Alberta
T2P 3T5

March 24, 2011

Re: Promissory notes of TAMM Oil and Gas Corp (the "Assets")

This letter agreement ("Agreement") is to evidence the agreement between Dacona Corp. ("Dacona) and TAMM Oil and Gas Corp. ("TAMM") with respect to a transaction (the "Transaction") for Dacona to convert notes of TAMM to equity in TAMM Canada via a private placement 30 day weighted average March 23,2011.

1.   The Indebtedness
Dacona advanced funds to TAMM Oil and Gas Corp amount of $29,400 plus accrued interest of the amount of $3,467.59 USD.

2.   Acquisition
Dacona has agreed to purchase from TAMM, and TAMM has agreed to sell to shares of TAMM in exchange for cancellation of the notes on the Closing Date as described below. The completion of such transaction on that date shall hereinafter be called the "Closing".

3.   Consideration
In consideration for the cancellation of the debt notes of USD $29,400 plus interest of $3,467.59 by Dacona TAMM shall issue 219,117 units as consideration for the cancellation of the entire Indebtedness via private placement attached. Unit shall consist of one share priced at the 30 day volume weighted average of $.15USD and one half (.5) warrant priced at $.30 USD. Appendix A

4.   Closing
The closing of the transaction contemplated herein shall occur on the Closing Date TAMM Canada shall provide the consideration to Dacona as set forth above and Dacona shall execute and deliver to TAMM Canada all such assignment documents as which TAMM Canada may reasonably request of Dacona in order to fully cancel the entire Indebtedness.

The Board of Directors of Dacona Energy, Inc approved the transaction at the board meeting of _____, 2011.

The Board of Directors of TAMM Oil and Gas Corp approved the transaction at the board meeting of March 23, 2011.

5.   Further Assurances
At the Closing and thereafter as may be necessary, and without further consideration, the parties hereto shall execute, acknowledge and deliver such further and other instruments and documentation and shall take such other action and give such further assurances as may be necessary to carry out their respective obligations hereunder.

6.   Governing law



Suite 1120, 833 4th Ave SW
Calgary, Alberta
T2P 3T5

This agreement shall in all respects be subject to and shall be interpreted, construed and enforced in accordance with the laws in effect in the Province of Alberta.

7. Time
Time shall be of the essence of this Letter Agreement.

8. Entire Agreement
This Letter Agreement contains the entire agreement between the parties with respect to the cancellation of the indebtedness of TAMM and the issuance of the shares as consideration. This Letter agreement supersedes and replaces any and all prior agreements and arrangements between the parties and this agreement may be amended only be written instrument, executed and delivered by each of the parties hereto. This Letter Agreement is enforceable and binding on the parties.

9. Enurement
This Letter Agreement shall be binding upon and shall enure to the benefit of Dacona and TAMM and their respective successors and assigns.

10. Counterparts
This agreement may be executed in any number or or counterparts and delivered by facsimile, of this Agreement to produce or account for more than one such counterpart.

Yours truly

DACONA, INC.

THE FOREGOING OFFER IS HEREBY ACCEPTED
AND AGREED TO THIS   DAY OF   , 2011.

TAMM Oil and Gas Corp, Inc.

Per: Wm. (Bill) S. Tighe
Chief Executive Officer and Director

_____



Suite 1120, 833 4th Ave SW
Calgary, Alberta
T2P 3T5

March 24, 2011

Re: Promissory notes of TAMM Oil and Gas Corp (the "Assets")

This letter agreement ("Agreement") is to evidence the agreement between Asperago Corp. ("Asperago) and TAMM Oil and Gas Corp. ("TAMM") with respect to a transaction (the "Transaction") for Asperago to convert notes of TAMM to equity in TAMM .

1.   The Indebtedness
Asperago advanced funds to TAMM Oil and Gas Corp amount of $17,500,00 plus accrued interest of the amount of $1,359.25 USD.

2.   Acquisition
Asperago has agreed to purchase from TAMM, and TAMM has agreed to sell to shares of TAMM in exchange for cancellation of the notes on the Closing Date as described below. The completion of such transaction on that date shall hereinafter be called the "Closing".

3.   Consideration
In consideration for the cancellation of the debt notes of USD $17,500.00plus interest of $1,359.25 by Asperago TAMM Canada shall issue from treasury 125,728 units as consideration for the cancellation of the entire Indebtedness via private placement attached. Appendix A

4.   Closing
The closing of the transaction contemplated herein shall occur on the Closing Date TAMM Canada shall provide the consideration to Asperago as set forth above and Asperago shall execute and deliver to TAMM Canada all such assignment documents as which TAMM Canada may reasonably request of Asperago in order to fully cancel the entire Indebtedness.

The Board of Directors of Asperago, Inc approved the transaction at the board meeting of xx, 2011.

The Board of Directors of TAMM Oil and Gas Canada, Inc approved the transaction at the board meeting of March 23, 2011.

5.   Further Assurances
At the Closing and thereafter as may be necessary, and without further consideration, the parties hereto shall execute, acknowledge and deliver such further and other instruments and documentation and shall take such other action and give such further assurances as may be necessary to carry out their respective obligations hereunder.

6.   Governing law
This agreement shall in all respects be subject to and shall be interpreted, construed and enforced in accordance with the laws in effect in the Province of Alberta.



OIL & GAS

Suite 1120, 833 4th Ave SW
Calgary, Alberta
T2P 3T5

7. Time
Time shall be of the essence of this Letter Agreement.

8. Entire Agreement
This Letter Agreement contains the entire agreement between the parties with respect to the cancellation of the indebtedness of TAMM and the issuance of the shares as consideration. This Letter agreement supersedes and replaces any and all prior agreements and arrangements between the parties and this agreement may be amended only be written instrument, executed and delivered by each of the parties hereto. This Letter Agreement is enforceable and binding on the parties.

9. Enurement
This Letter Agreement shall be binding upon and shall enure to the benefit of Asperago and TAMM and their respective successors and assigns.

10. Counterparts
This agreement may be executed in any number or or counterparts and delivered by facsimile, of this Agreement to produce or account for more than one such counterpart.

Yours truly

ASPERAGO, INC.

THE FOREGOING OFFER IS HEREBY ACCEPTED
AND AGREED TO THIS   DAY OF   , 2011.

TAMM Oil and Gas Corp, Inc.

Per: Wm. (Bill) S. Tighe
Chief Executive Officer and Director
_____



Suite 1120, 833 4th Ave SW
Calgary, Alberta
T2P 3T5

March 24, 2011

Re: Promissory notes of TAMM Oil and Gas Corp (the "Assets")

This letter agreement ("Agreement") is to evidence the agreement between Watima Corp. ("Watima) and TAMM Oil and Gas Corp. ("TAMM") with respect to a transaction (the "Transaction") for Watima to convert notes of TAMM to equity in TAMM via a private placement.

1. The Indebtedness
Watima advanced funds to TAMM Oil and Gas Corp amount of $200,000 plus accrued interest of the amount of $22,210.96 USD.

2. Acquisition
Watima has agreed to purchase from TAMM, and TAMM has agreed to sell to shares of TAMM in exchange for cancellation of the notes on the Closing Date as described below. The completion of such transaction on that date shall hereinafter be called the "Closing".

3. Consideration
In consideration for the cancellation of the debt notes of USD $200,000 plus interest of $22,210.96 by Watima TAMM shall issue 1,481,406 units as consideration for the cancellation of the entire Indebtedness via private placement attached. Unit shall consist of one share priced at the 30 day volume weighted average of $.15USD and one half (.5) warrant priced at $.30 USD. Appendix A

4. Closing
The closing of the transaction contemplated herein shall occur on the Closing Date TAMM Canada shall provide the consideration to Watima as set forth above and Watima shall execute and deliver to TAMM Canada all such assignment documents as which TAMM Canada may reasonably request of Watima in order to fully cancel the entire Indebtedness.

The Board of Directors of Watima Energy, Inc approved the transaction at the board meeting of _____, 2011.

The Board of Directors of TAMM Oil and Gas Corp approved the transaction at the board meeting of March 23, 2011.

5. Further Assurances
At the Closing and thereafter as may be necessary, and without further consideration, the parties hereto shall execute, acknowledge and deliver such further and other instruments and documentation and shall take such other action and give such further assurances as may be necessary to carry out their respective obligations hereunder.

6. Governing law



Suite 1120, 833 4th Ave SW
Calgary, Alberta
T2P 3T5

This agreement shall in all respects be subject to and shall be interpreted, construed and enforced in accordance with the laws in effect in the Province of Alberta.

7. Time
Time shall be of the essence of this Letter Agreement.

8. Entire Agreement
This Letter Agreement contains the entire agreement between the parties with respect to the cancellation of the indebtedness of TAMM and the issuance of the shares as consideration. This Letter agreement supersedes and replaces any and all prior agreements and arrangements between the parties and this agreement may be amended only be written instrument, executed and delivered by each of the parties hereto. This Letter Agreement is enforceable and binding on the parties.

9. Enurement
This Letter Agreement shall be binding upon and shall enure to the benefit of Watima and TAMM and their respective successors and assigns.

10. Counterparts
This agreement may be executed in any number or or counterparts and delivered by facsimile, of this Agreement to produce or account for more than one such counterpart.

Yours truly

WATIMA ENERGY, INC.

THE FOREGOING OFFER IS HEREBY ACCEPTED
AND AGREED TO THIS   DAY OF   , 2011.

TAMM Oil and Gas Corp, Inc.

Per: Wm. (Bill) S. Tighe
Chief Executive Officer and Director

_____



Suite 1120, 833 4th Ave SW
Calgary, Alberta
T2P 3T5

March 24, 2011

Re: Promissory notes of TAMM Oil and Gas Corp (the "Assets")

This letter agreement ("Agreement") is to evidence the agreement between Dianella Corp. ("Dianella) and TAMM Oil and Gas Corp. ("TAMM") with respect to a transaction (the "Transaction") for Dianella to convert notes of TAMM to equity in TAMM via a private placement .

1.   The Indebtedness
Dianella advanced funds to TAMM Oil and Gas Corp amount of $115,000.00 plus accrued interest of the amount of $6,112.29 USD and $750,000 plus accrued interest of 118,037.67.

2.   Acquisition
Dianella has agreed to purchase from TAMM, and TAMM has agreed to sell to shares of TAMM in exchange for cancellation of the notes on the Closing Date as described below. The completion of such transaction on that date shall hereinafter be called the "Closing".

3.   Consideration
In consideration for the cancellation of the debt notes of USD amount of $115,000.00 plus accrued interest of the amount of $6,112.29 USD and $750,000 plus accrued interest of 118,037.67.   to Dianella. TAMM shall issue 6,594,333 units as consideration for the cancellation of the entire Indebtedness via private placement attached. Unit shall consist of one share priced at the 30 day volume weighted average of $.15USD and one half (.5) warrant priced at $.30 USD. Appendix A

4.   Closing
The closing of the transaction contemplated herein shall occur on the Closing Date TAMM Canada shall provide the consideration to Dianella as set forth above and Dianella shall execute and deliver to TAMM Canada all such assignment documents as which TAMM Canada may reasonably request of Dianella in order to fully cancel the entire Indebtedness.

The Board of Directors of Dianella approved the transaction at the board meeting of _____, 2011.

The Board of Directors of TAMM Oil and Gas Corp, Inc approved the transaction at the board meeting of March 23, 2011.

5.   Further Assurances
At the Closing and thereafter as may be necessary, and without further consideration, the parties hereto shall execute, acknowledge and deliver such further and other instruments and documentation and shall take such other action and give such further assurances as may be necessary to carry out their respective obligations hereunder.

6.   Governing law



Suite 1120, 833 4th Ave SW
Calgary, Alberta
T2P 3T5

This agreement shall in all respects be subject to and shall be interpreted, construed and enforced in accordance with the laws in effect in the Province of Alberta.

7. Time
Time shall be of the essence of this Letter Agreement.

8. Entire Agreement
This Letter Agreement contains the entire agreement between the parties with respect to the cancellation of the indebtedness of TAMM and the issuance of the shares as consideration. This Letter agreement supersedes and replaces any and all prior agreements and arrangements between the parties and this agreement may be amended only be written instrument, executed and delivered by each of the parties hereto. This Letter Agreement is enforceable and binding on the parties.

9. Enurement
This Letter Agreement shall be binding upon and shall enure to the benefit of Dianella and TAMM and their respective successors and assigns.

10. Counterparts
This agreement may be executed in any number or or counterparts and delivered by facsimile, of this Agreement to produce or account for more than one such counterpart.

Yours truly

DIANELLA, INC.

THE FOREGOING OFFER IS HEREBY ACCEPTED
AND AGREED TO THIS   DAY OF March, 2011.

TAMM Oil and Gas Corp, Inc.

Per: Wm. (Bill) S. Tighe
Chief Executive Officer and Director

_____



Suite 1120, 833 4th Ave SW
Calgary, Alberta
T2P 3T5

March 24, 2011

Re: Promissory notes of TAMM Oil and Gas Corp (the "Assets")

This letter agreement ("Agreement") is to evidence the agreement between Guido Hilekes and TAMM Oil and Gas Corp. ("TAMM") with respect to a transaction (the "Transaction") for Guido Hilekes to convert notes of TAMM to equity in TAMM Canada via a private placement 30 day weighted average March 23,2011.

1.   The Indebtedness
Guido Hilekes paid funds on behalf of TAMM Oil and Gas Corp amount of $53,840.69 USD.

2.   Acquisition
Guido Hilekes has agreed to purchase from TAMM, and TAMM has agreed to sell to shares of TAMM in exchange for cancellation of the notes on the Closing Date as described below. The completion of such transaction on that date shall hereinafter be called the "Closing".

3.   Consideration
In consideration for the cancellation of the debt notes of USD $53,840.69 Guido Hilekes, TAMM shall issue 358,937 units as consideration for the cancellation of the entire Indebtedness via private placement attached. Unit shall consist of one share priced at the 30 day volume weighted average of $.15USD and one half (.5) warrant priced at $.30 USD. Appendix A

4.   Closing
The closing of the transaction contemplated herein shall occur on the Closing Date TAMM Canada shall provide the consideration to Guido Hilekes as set forth above and Guido Hilekes shall execute and deliver to TAMM Canada all such assignment documents as which TAMM Canada may reasonably request of Guido Hilekes in order to fully cancel the entire Indebtedness.

.

The Board of Directors of TAMM Oil and Gas Corp approved the transaction at the board meeting of March 23, 2011.

5.   Further Assurances
At the Closing and thereafter as may be necessary, and without further consideration, the parties hereto shall execute, acknowledge and deliver such further and other instruments and documentation and shall take such other action and give such further assurances as may be necessary to carry out their respective obligations hereunder.

6.   Governing law
This agreement shall in all respects be subject to and shall be interpreted, construed and enforced in accordance with the laws in effect in the Province of Alberta.



Suite 1120, 833 4th Ave SW
Calgary, Alberta
T2P 3T5

March 24, 2011

Re: Promissory notes of TAMM Oil and Gas Corp (the "Assets")

This letter agreement ("Agreement") is to evidence the agreement between Guido Hilekes and TAMM Oil and Gas Corp. ("TAMM") with respect to a transaction (the "Transaction") for Guido Hilekes to convert notes of TAMM to equity in TAMM Canada via a private placement 30 day weighted average March 23,2011.

1.   **The Indebtedness**
Guido Hilekes paid funds on behalf of TAMM Oil and Gas Corp amount of $53,840.69 USD.

2.   **Acquisition**
Guido Hilekes has agreed to purchase from TAMM, and TAMM has agreed to sell to shares of TAMM in exchange for cancellation of the notes on the Closing Date as described below. The completion of such transaction on that date shall hereinafter be called the "Closing".

3.   **Consideration**
In consideration for the cancellation of the debt notes of USD $53,840.69 Guido Hilekes, TAMM shall issue 358,937 units as consideration for the cancellation of the entire Indebtedness via private placement attached. Unit shall consist of one share priced at the 30 day volume weighted average of $.15USD and one half (.5) warrant priced at $.30 USD. Appendix A

4.   **Closing**
The closing of the transaction contemplated herein shall occur on the Closing Date TAMM Canada shall provide the consideration to Guido Hilekes as set forth above and Guido Hilekes shall execute and deliver to TAMM Canada all such assignment documents as which TAMM Canada may reasonably request of Guido Hilekes in order to fully cancel the entire Indebtedness.

.

The Board of Directors of TAMM Oil and Gas Corp approved the transaction at the board meeting of March 23, 2011.

5.   **Further Assurances**
At the Closing and thereafter as may be necessary, and without further consideration, the parties hereto shall execute, acknowledge and deliver such further and other instruments and documentation and shall take such other action and give such further assurances as may be necessary to carry out their respective obligations hereunder.

6.   **Governing law**
This agreement shall in all respects be subject to and shall be interpreted, construed and enforced in accordance with the laws in effect in the Province of Alberta.



Suite 1120, 833 4th Ave SW
Calgary, Alberta
T2P 3T5

7. Time
Time shall be of the essence of this Letter Agreement.

8. Entire Agreement
This Letter Agreement contains the entire agreement between the parties with respect to the cancellation of the indebtedness of TAMM and the issuance of the shares as consideration. This Letter agreement supersedes and replaces any and all prior agreements and arrangements between the parties and this agreement may be amended only be written instrument, executed and delivered by each of the parties hereto. This Letter Agreement is enforceable and binding on the parties.

9. Enurement
This Letter Agreement shall be binding upon and shall enure to the benefit of Hilekes and TAMM and their respective successors and assigns.

10. Counterparts
This agreement may be executed in any number or or counterparts and delivered by facsimile, of this Agreement to produce or account for more than one such counterpart.

Yours truly

Guido Hilekes

THE FOREGOING OFFER IS HEREBY ACCEPTED
AND AGREED TO THIS   DAY OF   , 2011.

TAMM Oil and Gas Corp, Inc.

Per: Wm. (Bill) S. Tighe
Chief Executive Officer and Director
_____



Suite 1120, 833 4th Ave SW
Calgary, Alberta
T2P 3T5

March 24, 2011

Re: Promissory notes of TAMM Oil and Gas Corp (the "Assets")

This letter agreement ("Agreement") is to evidence the agreement between Mr. Garry Tighe. ("Tighe") and TAMM Oil and Gas Corp. ("TAMM") with respect to a transaction (the "Transaction") for Tighe to convert debt assumed by Mr Garry Tighe through the TAMM/DWOG proceedings to equity in TAMM via a private placement.

1.   The Indebtedness
Tighe advanced funds to pay for legal invoices on behalf of R&B Bank re the TAMM Oil and Gas Corp/DWOG proceedings in the amount of $203,507.USD.   – see appendix A.
Tighe advanced funds to pay for legal invoices re the TAMM Oil and Gas Corp/DWOG proceedings in the amount of $55,000.USD and 7,069.68 USD.   – see appendix A.

2.   Acquisition
Tighe has agreed to purchase from TAMM, and TAMM has agreed to sell to shares of TAMM in exchange for cancellation of the notes on the Closing Date as described below. The completion of such transaction on that date shall hereinafter be called the "Closing".

3.   Consideration
In consideration for the cancellation of the indebtedness of $203,507.USD and $55,000 and **7069.68** (1.13688 = 6218.50 CHF) to Tighe,   for a total of $ **265,577**
TAMM shall issue **1,770,511** units as consideration for the cancellation of the entire Indebtedness via private placement attached. Unit shall consist of one share priced at the 30 day volume weighted average of $.15USD and one half (.5) warrant priced at $.30 USD.

4.   Closing
The closing of the transaction contemplated herein shall occur on the Closing Date TAMM Canada shall provide the consideration to Tighe as set forth above and Tighe shall execute and deliver to TAMM Canada all such assignment documents as which TAMM Canada may reasonably request of Tighe in order to fully cancel the entire Indebtedness.

The Board of Directors of TAMM Oil and Gas Corp approved the transaction at a board resolution of May 24, 2011.

5.   Further Assurances
At the Closing and thereafter as may be necessary, and without further consideration, the parties hereto shall execute, acknowledge and deliver such further and other instruments and documentation and shall take such other action and give such further assurances as may be necessary to carry out their respective obligations hereunder.



Suite 1120, 833 4th Ave SW
Calgary, Alberta
T2P 3T5

6. Governing law

This agreement shall in all respects be subject to and shall be interpreted, construed and enforced in accordance with the laws in effect in the Province of Alberta.

7. Time

Time shall be of the essence of this Letter Agreement.

8. Entire Agreement

This Letter Agreement contains the entire agreement between the parties with respect to the cancellation of the indebtedness of TAMM and the issuance of the shares as consideration. This Letter agreement supersedes and replaces any and all prior agreements and arrangements between the parties and this agreement may be amended only be written instrument, executed and delivered by each of the parties hereto. This Letter Agreement is enforceable and binding on the parties.

9. Enurement

This Letter Agreement shall be binding upon and shall enure to the benefit of Tighe and TAMM and their respective successors and assigns.

10. Counterparts

This agreement may be executed in any number or or counterparts and delivered by facsimile, of this Agreement to produce or account for more than one such counterpart.

Yours truly

Garry Tighe

THE FOREGOING OFFER IS HEREBY ACCEPTED
AND AGREED TO THIS   DAY OF March 24, 2011.

TAMM Oil and Gas Corp, Inc.

Per: Wm. (Bill) S. Tighe
Chief Executive Officer and Director
_____



OIL & GAS

Suite 1120, 833 4th Ave SW
Calgary, Alberta
T2P 3T5

March 24, 2011

Re: Promissory notes of TAMM Oil and Gas Corp (the "Assets")

This letter agreement ("Agreement") is to evidence the agreement between Mr. John Muzzin. ("Muzzin") and
TAMM Oil and Gas Corp. ("TAMM") with respect to a transaction (the "Transaction") for Muzzin to convert debt
assumed by Mr John Muzzin through the TAMM/DWOG proceedings to equity in TAMM via a private placement.

1.   The Indebtedness
Muzzin advanced funds to pay for legal invoices on behalf of TAMM Oil and Gas Corp amount of $26,101.26 CAD
*1.0242USD = $26732.91 USD – see appendix A.

2.   Acquisition
Tighe has agreed to purchase from TAMM, and TAMM has agreed to sell to shares of TAMM in exchange for
cancellation of the notes on the Closing Date as described below. The completion of such transaction on that date
shall hereinafter be called the "Closing".

3.   Consideration
In consideration for the cancellation of the indebtedness of $26,732.91.USD to Muzzin, TAMM shall issue
178219.4 units as consideration for the cancellation of the entire Indebtedness via private placement attached.
Unit shall consist of one share priced at the 30 day volume weighted average of $.15USD and one half (.5) warrant
priced at $.30 USD.

4.   Closing
The closing of the transaction contemplated herein shall occur on the Closing Date TAMM Canada shall provide
the consideration to Muzzin as set forth above and Muzzin shall execute and deliver to TAMM Canada all such
assignment documents as which TAMM Canada may reasonably request of Muzzin in order to fully cancel the
entire Indebtedness.

The Board of Directors of TAMM Oil and Gas Corp approved the transaction at a board resolution of May
24, 2011.

5.   Further Assurances
At the Closing and thereafter as may be necessary, and without further consideration, the parties hereto shall
execute, acknowledge and deliver such further and other instruments and documentation and shall take such other
action and give such further assurances as may be necessary to carry out their respective obligations hereunder.

6.   Governing law
This agreement shall in all respects be subject to and shall be interpreted, construed and enforced in accordance with
the laws in effect in the Province of Alberta.



Suite 1120, 833 4th Ave SW
Calgary, Alberta
T2P 3T5

7. Time
Time shall be of the essence of this Letter Agreement.

8. Entire Agreement
This Letter Agreement contains the entire agreement between the parties with respect to the cancellation of the indebtedness of TAMM and the issuance of the shares as consideration. This Letter agreement supersedes and replaces any and all prior agreements and arrangements between the parties and this agreement may be amended only be written instrument, executed and delivered by each of the parties hereto. This Letter Agreement is enforceable and binding on the parties.

9. Enurement
This Letter Agreement shall be binding upon and shall enure to the benefit of Muzzin and TAMM and their respective successors and assigns.

10. Counterparts
This agreement may be executed in any number or or counterparts and delivered by facsimile, of this Agreement to produce or account for more than one such counterpart.

Yours truly

John Muzzin

THE FOREGOING OFFER IS HEREBY ACCEPTED
AND AGREED TO THIS   DAY OF March 24, 2011.

TAMM Oil and Gas Corp, Inc.

Per: Wm. (Bill) S. Tighe
Chief Executive Officer and Director
_____



Suite 1120, 833 4th Ave SW
Calgary, Alberta
T2P 3T5

March 24, 2011

Re: Promissory notes of TAMM Oil and Gas Corp (the "Assets")

This letter agreement ("Agreement") is to evidence the agreement between Mauschen Finanz Inc.. ("Mauschen") and TAMM Oil and Gas Corp. ("TAMM") with respect to a transaction (the "Transaction") for Mauschen to convert debt assumed by Mauschen through the TAMM/DWOG proceedings to equity in TAMM via a private placement.

1.   The Indebtedness
Tighe advanced funds to pay for legal invoices on behalf of LB Swiss Private Bank re the TAMM Oil and Gas Corp/DWOG proceedings in the amount of $140,854.60.USD. – see appendix A.

2.   Acquisition
Mauschen has agreed to purchase from TAMM, and TAMM has agreed to sell to shares of TAMM in exchange for cancellation of the notes on the Closing Date as described below. The completion of such transaction on that date shall hereinafter be called the "Closing".

3.   Consideration
In consideration for the cancellation of the indebtedness of $140,854.60 (1.13688 = 6218.50 CHF) to Mauschen, TAMM shall issue 939,030 units as consideration for the cancellation of the entire Indebtedness via private placement attached. Unit shall consist of one share priced at the 30 day volume weighted average of $.15USD and one half (.5) warrant priced at $.30 USD.

4.   Closing
The closing of the transaction contemplated herein shall occur on the Closing Date TAMM Canada shall provide the consideration to Mauschen as set forth above and Mauschen shall execute and deliver to TAMM Canada all such assignment documents as which TAMM Canada may reasonably request of Mauschen in order to fully cancel the entire Indebtedness.

The Board of Directors of TAMM Oil and Gas Corp approved the transaction at a board resolution of May 24, 2011.

5.   Further Assurances
At the Closing and thereafter as may be necessary, and without further consideration, the parties hereto shall execute, acknowledge and deliver such further and other instruments and documentation and shall take such other action and give such further assurances as may be necessary to carry out their respective obligations hereunder.

6.   Governing law



Suite 1120, 833 4th Ave SW
Calgary, Alberta
T2P 3T5

This agreement shall in all respects be subject to and shall be interpreted, construed and enforced in accordance with the laws in effect in the Province of Alberta.

7. Time
Time shall be of the essence of this Letter Agreement.

8. Entire Agreement
This Letter Agreement contains the entire agreement between the parties with respect to the cancellation of the indebtedness of TAMM and the issuance of the shares as consideration. This Letter agreement supersedes and replaces any and all prior agreements and arrangements between the parties and this agreement may be amended only be written instrument, executed and delivered by each of the parties hereto. This Letter Agreement is enforceable and binding on the parties.

9. Enurement
This Letter Agreement shall be binding upon and shall enure to the benefit of Mauscheng and TAMM and their respective successors and assigns.

10. Counterparts
This agreement may be executed in any number or or counterparts and delivered by facsimile, of this Agreement to produce or account for more than one such counterpart.

Yours truly

Mauschen Finanz Inc.

THE FOREGOING OFFER IS HEREBY ACCEPTED
AND AGREED TO THIS   DAY OF March 24, 2011.

TAMM Oil and Gas Corp, Inc.

Per: Wm. (Bill) S. Tighe
Chief Executive Officer and Director

_____